FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of January, 2011

MAX RESOURCE CORP.

 (SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 2300 – 1066 West Hastings Street

Vancouver, B.C.

V6E 3X2

January 18, 2011

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

MAX extends mineralized drill interval to 12.1 m of 0.91 g/t Au at Table Top, Nevada

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has now received complete assay results from its wholly-owned Table Top gold project in Humboldt County, Nevada.   These results include an intercept of 12.1 m of 0.91 g/t gold in hole MT-15, inclusive of the 9.1 m of 1.09 g/t Au previously reported.   Drilling will resume when weather permits.

Max drilled two holes to test the down dip extension of the mineralized structure intersected in its drill program in early 2010 to a new depth in the 250-1000 foot (76.2 – 304.8 meters) zone.  The drilling intersected the previous mineralized structures in both drill holes and confirms that the mineralization extends to depth.

Hole	Angle	Total Depth (m)	From (m)	To (m)	Width (m)	Gold (g/t)

MT 14	-70 degrees	120.4	73.1	79.2	6.1	0.53
			100.6	108.2	7.6	0.13
MT 15	-85 degrees	324.5	227.0	239.2	12.1	0.91
	Including		230.1	239.2	9.1	1.09

Assays received in December from MT-15 showed ore grade mineralization (9.1 m of 1.09 g/t Au) starting at a depth of 230.1 m.  The drill core intervals immediately above this intercept were not originally assayed but were visually similar to the ore grade intervals.  Assay results from these intervals have now been received and two adjacent intervals immediately above the previously reported interval assayed at 0.77 g/t Au and 0.69 g/t Au respectively, extending the overall mineralized zone to 12.1 m of 0.91 g/t Au.

Hole MT-15 was drilled to a final depth of 1064.5 feet (324.5 m).  There is a very anomalous zone, greater than 97 ppb, from 630 feet to 740 feet in rocks that appear to be very permissive for mineralization.   This zone has not been seen at the surface and opens an additional area for exploration.  Further drilling, to be conducted when weather permits, will target the mineralized system down dip and along strike, exploring for higher grade gold within the sedimentary (stibnite and calcite bearing carbonate rocks) package.

All mineralized core from this drill program was split and submitted for assay to Inspectorate America Corp, an ISO certified Laboratory in Reno, Nevada.

Table Top is located along the Kings River Rift, a regional geologic feature that appears to control mineralization in the area and which hosts multiple high-grade vein-related gold systems.  Along this trend is AMAX’s Sleeper Canyon Mine (2.5 MM oz Au produced), located 25 miles to the north, the Goldbanks gold occurrence located 37 miles to the south, and the Sandman gold deposits (a joint venture between Newmont Mining Corporation and Fronteer Development Group Inc.) immediately to the north, where drilling by Newmont continues to highlight the high-grade nature of near-surface gold mineralization.

This news release has been reviewed by Clancy J. Wendt, P. Geo, a qualified person as that term is defined under National Instrument 43-101.  The historic information provided has not been verified by MAX and is for reference only.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian exploration company with a diversified portfolio of mineral exploration projects in the Western United States.  We are currently focused on gold, with three gold properties in Nevada being actively explored in 2011.  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (866) 331-5088 or (604) 637-2140

info@maxresource.com      www.maxresource.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date:  February 8, 2011

By:      /s/ Stuart Rogers

Stuart Rogers

Director